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                                                                    Exhibit 99.1

    BROKAT(R) SHAREHOLDERS GRANT APPROVAL FOR THE BOARD OF MANAGEMENT'S ACT

                 SHAREHOLDERS' MEETING APPROVES ALL RESOLUTIONS

Stuttgart (June 21, 2001) - Brokat Technologies (Nasdaq: BROA, Neuer Market:
BRJ), a global leader in software that enables user-centric business, announced results of its shareholder meeting held today in Stuttgart, Germany. At the meeting the shareholders ratified the actions of the Brokat Board of Management and the Supervisory Board. All proposed resolutions were also approved. The shareholders authorized the Board of Management to raise additional approved capital in the total amount of 18.6 million euro. The shareholders' meeting also authorized the Board of Management to issue convertible bonds and convertible debenture stock. Moreover, the shareholders' meeting approved the extension of the authorization to buy or sell own stock.

In compliance with paragraph 92 of the German Corporation Law, the Brokat Board of Management duly informed the shareholders' meeting of the reasons for the loss of half of the company's share capital. This loss is a result of the revaluation of several subsidiaries and investments in Brokat's financial statement. The revaluations only refer to the unconsolidated financial statement of the public corporation (AG) according to German HGB regulations and do not affect the company's cash performance.

The more than 800 attending shareholders also decided to change the company name to Brokat Technologies AG. At the annual meeting, Brokat also announced that the company will consolidate its business into three independent business units. The goal is to restructure the entire company for profitable growth. In addition to a mobile business software unit, Brokat includes a financial software unit and a unit for rules management technology software. Advantages of this flexible corporate organization include improved management and control.

"Considering the weaker market environment which is characterized by a lower inclination to invest and longer sales cycles, the entire industry is facing new challenges," said Stefan Roever, chief executive officer of Brokat, at the annual meeting. "We have launched a program to preserve our cash assets and are planning to restructure the company," Roever added.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, such as statements relating to the issuance of securities, the purchasing of or selling own stock, organization of new business units, business and revenue growth, product development, improved management and control and strategic focus. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the company's history of operating losses and its cash position, the company's ability to implement its cost-reduction program effectively, general economic


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conditions, customer demand for the company's products and services under current economic conditions, competition in the m-commerce industry, fluctuations in quarterly operating results, and other risks and uncertainties. Additional information on these and other risks and uncertainties related to the forward-looking statements is included in the "Forward Looking Statements and Risk Factors" section of Brokat's annual report on Form 20-F for the 2000 fiscal year filed with the SEC on June 20, 2001. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events.

About Brokat
Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - multi-channel infrastructure software, rules management and personalization technology, mobile payment software, and e-finance applications - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Axa Insurance, Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank, IBM Corporation, LBBW, MasterCard International, Metavante, Nationwide Insurance, NCR, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom), Toyota, Vodafone, and Workscape. Select global partners include Blue Martini Software, Compaq, Hewlett Packard, Intel, IBM, Siemens, and Sun Microsystems. With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,100 people in 16 countries. Information on Brokat and its products is available at www.brokat.com.


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Brokat is a registered trademark, and Brokat Technologies and the Brokat
Technologies logo are trademarks of Brokat AG or its subsidiaries in the United States and other countries. Other names are trademarks or registered trademarks of their respective companies.